

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2013

Via E-Mail
Jeffrey G. McGonegal
Chief Financial Officer
Venaxis, Inc.
1585 South Perry Street
Castle Rock, CO 80104

      Re: **Venaxis, Inc.**
               Form 10-K for the year ended December 31, 2012
               Filed March 26, 2013
               File No. 001-33675

Dear Mr. McGonegal:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Bryan J. Pitko for

                            Jeffrey P. Riedler
                            Assistant Director

cc: Via E-Mail
        Mary J. Mullany
        Ballard Spahr LLP
        1735 Market Street
        51st Floor
        Philadelphia, PA 19103-7599